FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
For the month of June, 2007
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index
SIGNATURES

This Form 6-K is incorporated by reference into the registration statement of Telefónica, S.A. and Telefónica Emisiones, S.A.U. filed with the Securities and Exchange Commission on April 12, 2006 (File No. 333-133251).
Telefónica, S.A. is filing the documents set forth in the attached Exhibit Index.
Telefónica, S.A.
Exhibit Index

Item
23.1	Consent of Ernst & Young S.L., independent registered public accounting firm
23.2	Consent of Deloitte S.L., independent registered public accounting firm

Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3 No. 333-133251) and related Prospectus Supplement of Telefónica, S.A. and to the incorporation by reference therein of our reports dated May 18, 2007, with respect to the consolidated financial statements of Telefónica, S.A., Telefónica S.A. management’s assessment of effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Telefónica S.A., included in its Annual Report (Form 20-F) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young S.L.
Ernst & Young S.L.
June 18, 2007

Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Prospectus Supplement to Registration Statement No. 333-133251 on Form F-3 of our report dated April 12, 2006 (May 18, 2007 as to Notes 4 and 18) relating to the consolidated statements of income, cash flows and recognized income and expense of Telefónica, S.A. for the year ended December 31, 2004 (Such report includes a qualification because the consolidated balance sheet as of December 31, 2004 and the comparative consolidated financial statements related to the year ended December 31, 2003, as required in IAS 1, Presentation of Financial Statements, are not presented. In our opinion, disclosure of such comparative information is required under International Financial Reporting Standards, as adopted by the European Union (“IFRS-EU”). Additionally, such report contains two explanatory paragraphs stating that, (1) IFRS-EU vary in certain significant respects from accounting principles generally accepted in the United States of America, and that the information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements of Telefónica, S.A. and (2) as discussed in Notes 4 and 18 to the financial statements, the accompanying 2004 financial statements have been retrospectively adjusted for the change in business segments presentation and discontinued operations of Telefónica Publicidad e Información, S.A., respectively) appearing in the Annual Report on Form 20-F of Telefónica, S.A. for the year ended December 31, 2006, and to the reference to us under the heading “Experts” in the Prospectus Supplement, which is part of this Registration Statement.
/s/ Deloitte S.L.
Madrid, Spain
June 18, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: June 19, 2007	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer

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